UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of

the Securities Exchange Act of 1934 (Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a‑6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under §240.14a‑12

SERVOTRONICS, INC.

(Name of Registrant as Specified In Its Charter)

PAUL L. SNYDER III

FOUNDERS SOFTWARE, INC.

BEAVER HOLLOW WELLNESS, LLC

KATHLEEN ANN SCHEFFER

CHRISTINE R. MARLOW

MICHAEL W. DOLPP

CHARLES C. ALFIERO

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required.
☐	Fee paid previously with preliminary materials.
☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a‑6(i)(1) and 0-11.

BEAVER HOLLOW WELLNESS, LLC

[●], 2025

Dear Fellow Shareholders:

Beaver Hollow Wellness, LLC (together with the other participants in this solicitation, “BHW” or “we”) is a shareholder of Servotronics, Inc., a Delaware corporation (“SVT” or the “Company”).

BHW has concluded the only way to improve corporate governance and maximize shareholder value at SVT is to change the composition of the incumbent SVT board of directors (the “Board”). Accordingly, BHW is seeking to replace four long tenured Board members, who have overseen a period of poor financial and operating performance and deteriorating corporate governance.

Despite changes in Board composition in 2022 and new additions to management at the Company, BHW does not see any evidence of an asserted effort to effectuate meaningful change. BHW believes SVT shareholders deserve better, and BHW aims to give shareholders an opportunity to vote for much-needed change on the Board.

For those reasons, we are seeking your support for the election of four candidates nominated by BHW, Paul L. Snyder III, Christine R. Marlow, Michael W. Dolpp and Charles C. Alfiero, as directors at the Company’s 2025 annual meeting of shareholders scheduled to be held virtually on June 3, 2025, beginning at 9:00 a.m. Eastern Daylight Time, which will be held virtually at the following Website: www.cesonlineservices.com/svt25_vm (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

There are currently five directors serving on the Board, all of whom have terms expiring at the Annual Meeting. Through the attached Proxy Statement and enclosed WHITE universal proxy card, we are soliciting proxies to elect our four nominees but also one of the Company’s nominees we believe is most qualified to serve as a director, Karen L. Howard (the “Unopposed Company Nominee”). BHW and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to five nominees on BHW’s enclosed WHITE universal proxy card. Any shareholder who wishes to vote for any combination of the Company nominees and our nominees may do so on BHW’s WHITE universal proxy card. There is no need to use the Company’s blue proxy card or voting instruction form, regardless of how you wish to vote. We therefore urge shareholders to use our WHITE universal proxy card to vote “FOR” our four nominees and the Unopposed Company Nominee and to vote “WITHOLD” for the remaining Company nominees.

If your shares are held in street name through a broker, bank or other nominee, you are considered the beneficial owner of those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote your shares. Because we anticipate that this will be a contested election, we expect that such brokers, banks or other nominees will not be able to vote your shares, without your voting instructions, on any of the proposals on the agenda for the Annual Meeting. As a result, your shares will not be voted without your specific voting instructions. We encourage you to instruct your broker, bank or other nominee to vote your shares by following the instructions on the enclosed WHITE proxy card.

We urge you to carefully consider the information contained in the accompanying Proxy Statement and support our efforts by signing, dating and returning the enclosed WHITE universal proxy card today. The accompanying Proxy Statement and the enclosed WHITE universal proxy card are first being furnished to shareholders on or about [●], 2025.

If you have already voted for the incumbent management slate, you have the right to change your vote by signing, dating and returning a later dated WHITE universal proxy card or by voting in person at the Annual Meeting. If you have any questions or require any assistance with your vote, please contact the ALLIANCE ADVISORS, LLC, which is assisting us, using the contact information listed below:

Alliance Advisors

The Overlook Corporate Center located at, 150 Clove Rd #400, Little Falls Township, NJ 07424

Email: BHW@allianceadvisors.com

Thank you for your support,

/s/ Paul L. Snyder III

Paul L. Snyder III

Beaver Hollow Wellness, LLC

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 25, 2025

2025 ANNUAL MEETING OF SHAREHOLDERS

OF

SERVOTRONICS, INC.

PROXY STATEMENT

OF

BEAVER HOLLOW WELLNESS, LLC

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY

Beaver Hollow Wellness, LLC (together with the other participants in this solicitation, “BHW” or “we”) is a significant shareholder of Servotronics, Inc., a Delaware corporation (“SVT” or the “Company”), who beneficially owns, in the aggregate, 388,745 shares of common stock, $0.20 par value per share (the “Common Stock”), of the Company, or approximately 15.2% of the shares outstanding. We strongly believe that change on the Board of Directors of the Company (the “Board”) is needed to change the trajectory of SVT. SVT needs Board members with relevant experience, new perspectives, and most importantly, a sense of urgency and commitment to take action and improve shareholder value for ALL shareholders. BHW believes the Board needs members with a successful track record and decades of experience in SVT’s primary aerospace business, which Christine R. Marlow and Michael W. Dolpp both possess and can immediately deploy. As urgently needed, BHW believes the Board needs members with entrepreneurial leadership skills, and turnaround expertise to correct SVT’s catastrophic financial performance and reimagine the Company’s future, which Paul L. Snyder III and Charles C. Alfiero are uniquely qualified for.

Accordingly, we are seeking your support at the Company’s 2025 annual meeting of shareholders scheduled to be held virtually on June 3, 2025, at 9:00 a.m.  Eastern Daylight Time, which will be held virtually via a live webcast (including any and all adjournments, postponements, continuations, or reschedulings thereof, or any other meeting of shareholders held in lieu thereof) (the “Annual Meeting”), for the following:

1.         To elect BHW’s four (4) director nominees, Paul L. Snyder III, Christine R. Marlow, Michael W. Dolpp and Charles C. Alfiero (each a “BHW Nominee” and, collectively, the “BHW Nominees”), to serve until the 2026 Annual Meeting of Shareholders of the Company (the “2026 Annual Meeting”) and until such directors’ successors shall have been elected and qualified;

2.         Advisory disapproval of the compensation of the Company’s Named Executive Officers for 2024;

3.         Advisory approval of the annual frequency of future advisory votes to approve the compensation of the Named Executive Officers of the Company; and

4.         Ratification of the appointment of Freed Maxick CPAs, P.C. (“Freed Maxick”) as the Company’s independent registered public accounting firm for the 2025 fiscal year.

Shareholders may also transact such other business as may properly come before the Annual Meeting or any adjournment, postponement or continuation thereof.

This Proxy Statement and the enclosed WHITE universal proxy card are first being mailed to shareholders on or about [●], 2025.

The Company has disclosed that the Annual Meeting will be held online via a live webcast at www.cesonlineservices.com/svt25_vm. You may only participate in the virtual meeting by registering in advance at www.cesonlineservices.com/svt25_vm prior to the deadline of 9:00 a.m. Eastern Daylight Time on June 2, 2025. Please have your voting instruction form, proxy card or other communication containing your control number available and follow the instructions to complete your registration request. Upon completing registration, participants will receive further instructions via email, including unique links that will allow them to access the Annual Meeting and will permit them to submit questions during the Annual Meeting.

BHW believes the terms of all five directors currently serving on the Board expire at the Annual Meeting. Through the attached Proxy Statement and enclosed WHITE universal proxy card, we are soliciting proxies to elect the four BHW Nominees, Paul L. Snyder III, Christine R. Marlow, Michael W. Dolpp and Charles C. Alfiero, but also one of the Company’s nominees we believe is most qualified to serve as a director, Karen L. Howard (the “Unopposed Company Nominee”). BHW and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to five nominees on BHW’s enclosed WHITE universal proxy card. Any shareholder who wishes to vote for any combination of the BHW Nominees and the Company nominees may do so on BHW’s WHITE universal proxy card. We recommend that shareholders do not vote for any of the Company’s nominees other than the Unopposed Company Nominee. Among other potential consequences, voting for Company nominees other than the Unopposed Company Nominee may result in the failure of one or any of the BHW Nominees to be elected to the Board. BHW urges shareholders to use our WHITE universal proxy card to vote “FOR” the election of the BHW Nominees Paul L. Snyder, III, Kathleen Scheffer, Christine R. Marlow, Michael W. Dolpp and Charles C. Alfiero and “FOR” the Unopposed Company Nominee Karen L. Howard and to “WITHOLD” for the other Company nominees Brent D. Baird, William F. Farrell, Jr., Christopher M. Marks and Evan H. Wax. There is no need to use the Company’s blue proxy card or voting instruction form, regardless of how you wish to vote.

OUR WHITE UNIVERSAL PROXY CARD WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE FOUR BHW NOMINEES AND THE UNOPPOSED COMPANY NOMINEE, AND “WITHHOLD” ON THE COMPANY NOMINEES OTHER THAN THE UNOPPOSED COMPANY NOMINEE. IMPORTANTLY, IF YOU MARK MORE THAN FIVE “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. ADDITIONALLY, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “AGAINST” WITH RESPECT TO THE ADVISORY VOTE ON EXECUTIVE COMPENSATION, “ONE YEAR” WITH RESPECT TO THE ADVISORY VOTE ON SAY-ON-PAY FREQUENCY, AND “FOR” WITH RESPECT TO THE RATIFICATION OF THE SELECTION OF FREED MAXICK AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2025.

The Company has set the close of business on April 11, 2025 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The address of the principal executive offices of the Company is 1110 Maple Street, Elma, New York 14059. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were 2,556,502 shares of the Company’s common stock, $0.20 par value per share (the “Common Stock”), outstanding and entitled to vote at the Annual Meeting.

As of the Record Date Beaver Hollow Wellness, LLC, Founders Software, Inc., Paul L. Snyder, III, Kathleen Scheffer, Christine R. Marlow, Michael W. Dolpp and Charles C. Alfiero (each, a “Participant” and, collectively, the “Participants”) collectively and beneficially own 390,918 shares of Common Stock. We intend to vote such shares “FOR” the election of the BHW Nominees Paul L. Snyder, III, Kathleen Scheffer, Christine R. Marlow, Michael W. Dolpp and Charles C. Alfiero and “FOR” the Unopposed Company Nominee Karen L. Howard and to “WITHOLD” for the other Company nominees Brent D. Baird, William F. Farrell, Jr., Christopher M. Marks and Evan H. Wax, “AGAINST” the advisory approval of the compensation of the Company’s Named Executive Officers, “ONE YEAR” with respect to the advisory vote on annual say-on-pay frequency,  and “FOR” the ratification of the appointment of Freed Maxick as the Company’s independent registered public accounting firm for the 2025 fiscal year.

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE universal proxy card today.

THIS SOLICITATION IS BEING MADE BY BHW AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH WE ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE UNIVERSAL PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

BHW URGES YOU TO SIGN, DATE AND RETURN THE ENCLOSED WHITE UNIVERSAL PROXY CARD VOTING “FOR” THE ELECTION OF THE BHW NOMINEES PAUL L. SNYDER, III, CHRISTINE R. MARLOW, MICHAEL W. DOLPP AND CHARLES C. ALFIERO, AND “FOR” THE UNOPPOSED COMPANY NOMINEE KAREN L. HOWARD AND “WITHOLD” FOR THE REMAINING COMPANY NOMINEES BRENT D. BAIRD, WILLIAM F. FARRELL, JR., CHRISTOPHER M. MARKS AND EVAN H. WAX, “AGAINST” WITH RESPECT TO THE ADVISORY VOTE ON EXECUTIVE COMPENSATION, “ONE YEAR” WITH RESPECT TO THE ADVISORY VOTE ON SAY-ON-PAY FREQUENCY, AND “FOR” WITH RESPECT TO THE RATIFICATION OF THE SELECTION OF FREED MAXICK AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2025

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE UNIVERSAL PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT WILL BE COUNTED. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our WHITE universal proxy card are available at

https://saveservotronics.com/

IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. We urge you to sign, date, and return the enclosed WHITE universal proxy card today to vote FOR the election of the BHW Nominees and in accordance with our recommendations on the other proposal(s) on the agenda for the Annual Meeting.

• If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE universal proxy card and return it to BHW, c/o The Overlook Corporate Center located at, 150 Clove Rd #400, Little Falls Township, NJ 07424, in the enclosed postage-paid envelope today.

• If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting instruction form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

• Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

• You may vote your shares virtually at the Annual Meeting. Even if you plan to attend the Annual Meeting virtually, we recommend that you submit your WHITE universal proxy card by mail, internet or telephone by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

As BHW is using a WHITE “universal” proxy card, which includes the BHW Nominees as well as the Company’s nominees, there is no need to use any other proxy card regardless of how you intend to vote. BHW strongly urges you NOT to sign or return any blue proxy cards or voting instruction forms that you may receive from the Company. Even if you return the Company’s blue proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.

If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of BHW’s proxy materials,

please contact Alliance Advisors at the e-mail or phone numbers listed below.

Alliance Advisors

The Overlook Corporate Center located at, 150 Clove Rd #400, Little Falls Township, NJ 07424

Email: BHW@allianceadvisors.com

Phone: [●]

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement contains “forward-looking statements”. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and can be identified by the use of, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “would,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals, or anticipated future actions by the Company or the Board, are forward-looking. Our forward-looking statements are based on our current intent, belief, expectations, estimates and projections regarding the Company and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. This cautionary statement is applicable to all forward-looking statements contained in this Proxy Statement and the material accompanying this Proxy Statement.

BACKGROUND OF THE SOLICITATION

The following is a chronology of key events that lead to this proxy solicitation.

On December 15, 2022, BHW filed a Schedule 13D with the SEC indicating that the Estate of Nicholas D. Trbovich, Sr. (the “Estate”) contributed 294,643 shares of the Company’s Common Stock to Beaver Hollow Wellness, LLC (“BHW”) in exchange for a 50% ownership interest in BHW, with Founders Software, Inc. (“Founders Holding Co.”) owning the remaining 50% of BHW. In connection with this transaction, the Estate and Founders Holding Co. entered into a voting agreement which required the unanimous written consent of the Estate and Founders Holding Co. to direct all voting and disposition of the shares held by BHW. Shortly thereafter, on December 30, 2022, Mr. Snyder, Chairman and Manager of BHW sent a letter to Chairman Christopher Marks, in which he meticulously identified the deteriorating financial metrics of the Company, including a net loss of $801,000, evaporating cash reserves, and misalignment of the compensation of the Board and executive management. Mr. Snyder also criticized the Company’s failed capital allocation and its lack of a viable long-term strategic plan, while requesting private dialogue, as a gesture of good faith and to avoid any public escalation. Mr. Snyder met with Mr. Farrell and Mr. Marks on January 13, 2023, to discuss the strategic concerns of BHW related to the Company. Mr. Snyder had follow-up meetings that included Mr. Wax and further detailed strategic ideas for enhancing the working capital of the Company. All ideas proposed by Mr. Snyder were entirely ignored by the Board, even as the Company’s financial condition worsened, leading its lender to freeze the Company’s line of credit.

Despite the incumbent Board’s continued bad faith and unprofessional conduct, BHW submitted multiple additional recovery strategies in communications with the Board from February 2023 to March 2024, including detailed cash preservation plans. These were ignored by the Board and met with dismissiveness. On April 28, 2023, BHW filed an amended Schedule 13D with the SEC indicating that the Estate contributed an additional 75,893 shares of Common Stock to BHW and sold 13,393 shares of Common Stock to BHW. Additionally, Kenneth D. Trbovich contributed 77,978 shares of Common Stock to BHW. As a result of these transactions, BHW owned 461,907 shares of Common Stock, with Founders Holding Co. owning 53% of BHW and the Estate and Kenneth D. Trbovich owning the remaining 47%. In connection with these transactions, the Estate, Founders Holding Co. and Kenneth D. Trbovich entered into an amended voting agreement.

Throughout April and May 2023, upon learning of the Board’s decision to liquidate its 100+ year old legacy operating division- Ontario Knife Company (“OKC”), Mr. Snyder urgently communicated with the Company and its broker, Paramax Corporation regarding the Company’s incompetently conceived planned divesture of OKC. In these communications, Mr. Snyder outlined BHW’s objections to the Company’s process, citing a lack of transparency, rudimentary vetting of potential buyers, and the likelihood of collateral damage to the community through loss of employment and other financial impacts. BHW raised concerns that OKC was not marketed as a “going concern” and no engagement with local community leaders was attempted- despite the fact a local buying group had come forward and was supported by the County Legislature and Industrial Development Agency. The Board proceeded anyway, resulting in the loss of millions of dollars in shareholder value as well as dozens of jobs in the local community.

On August 13, 2023, Mr. Snyder emailed a comprehensive set of documents to the Board, once again specifically identifying numerous operational and financial failures by the Board and CEO. As a component of BHW’s analysis, we determined that the incumbent Board was incapable of leading Servotronics without incurring further destruction of shareholder value. As a part of that analysis, BHW advised the Board of the merits of engaging a qualified Investment Banking Firm to pursue a wide range of strategic alternatives, one of which could be a sale of the company, preferably to a local buyer. Contrary to the statements of the Company, this e-mail did not call for a blind sale but rather emphasized the value and importance of major shareholders working collaboratively together to develop a mutually agreeable strategy to maximize shareholder value. Multiple strategic recovery plans were submitted by BHW. As an example of the frustrating incompetence of the Board and its hand-picked CEO William Farrell, during one meeting, when discussing imperative cash creation options, Mr. Farrell responded, “What would we do with the cash?” – further reflecting both a poor understanding of the liquidity crisis the Company faced and his own personal ineptitude.

On April 9, 2024, BHW filed an amended Schedule 13D with the SEC indicating that BHW sold 33,350 shares of Common Stock between March 22, 2024 and April 8, 2024. As a result of these transactions, BHW owned 428,557 shares of Common Stock.

On September 11, 2024, Mr. Snyder sent Mr. Wax the resume of Founders Holding Co. CEO, Paul Snyder IV, for consideration as a Board member. Paul Snyder IV would have added vital expertise in the area of corporate finance and capital formation strategy needed by the company and lacking on the current Board. He has not been included in BHW 2025 nominees due his new professional obligations and opportunities he is leading at Founders Holding Co. Although Mr. Snyder has an advanced Master’s Degree in Finance and J.D. in Law, as well as being an expert in investment banking and despite multiple attempts by BHW, the Board refused to even offer him a preliminary interview.

On October 10, 2024, BHW filed an amended Schedule 13D with the SEC indicating that BHW redeemed the Estate’s interest in BHW and Kenneth D. Trbovich transferred his ownership interest in BHW to Para Bellum Consulting, Inc. (“Para Bellum”), an entity for which he is the sole shareholder. As a result of these transactions, BHW owned 388,745 shares of Common Stock, with Founders Holding Co. owning 92% of BHW and Para Bellum owning the remaining 8%. In connection with these transactions, Founders Holding Co. and Para Bellum entered into an amended voting agreement

On November 26, 2024, Mr. Wax spoke with Mr. Snyder after the release of the Company’s quarterly report on Form 10-Q with Mr. Snyder again expressing his desire for the Company to pursue strategic alternatives. The Company again elected not to respond to BHW and other shareholders on their process and progress. Then on December 26, 2024, BHW filed an amended Schedule 13D with the SEC indicating that BHW intended to nominate up to four directors for election at the 2025 Annual Meeting.

On January 9, 2025, Company shareholder Kathleen Ann Scheffer, delivered a letter to the Company nominating a slate of four director candidates on behalf of BHW in accordance with the advance notice provisions of the Company’s Bylaws. On that same day, the Company and BHW entered into a mutual Confidentiality Agreement and Mr. Wax finally at this time advised Mr. Snyder that the Company had formed a Strategic Alternatives Committee. In a subsequent conversation with Mr. Snyder, Mr. Wax admitted the Board had “lost confidence” in Mr. Farrell as CEO, that no proposals concerning recovery measures for the Company initiated by Mr. Farrell had succeeded, and that Mr. Wax regretted supporting his appointment.

On January 14, 2025, Mr. Snyder, through his counsel, requested that the Strategic Alternatives Committee interview an investment banking firm recommended by BHW, in an attempt to ensure that the investment banking process focused on the long term success of Servotronics and not merely on a distressed sale process. Mr Wax did not even give this candidate an appropriate interview- taking a mere 5 minutes on the telephone with the firms managing partner. Shortly thereafter, BHW filed an amended Schedule 13D with the SEC indicating that Founders Holding Co. and Para Bellum terminated their voting agreement with respect to BHW, effective January 14, 2025.

On January 20, 2025, the Strategic Alternatives Committee unanimously approved the engagement of Houlihan Lokey as advisor to the Strategic Alternatives Committee and the Company.

On January 23, 2025, Mr. Wax advised Mr. Snyder that the Nominating and Corporate Governance Committee refused to interview the BHW Nominees without providing any substantive explanation., Curiously, Mr. Wax did cite the Board’s initiation of its strategic alternatives process, implying that selling the Company was the sole objective of the Board rather than a focus on repairing the financial damage their tenure had caused the Company. Mr. Wax also advised Mr. Snyder that the Strategic Alternatives Committee had selected Houlihan Lokey as its advisor, without discussion of the reasoning behind such selection. Then on January 28, 2025, BHW sent a letter to the Company’s Board on behalf of itself and the Company’s shareholders, demanding an investigation into the Company’s compensation programs and corporate governance. This was ignored by the Board and omitted from the Company’s preliminary proxy statement.

On February 4, 2025, BHW launched a website outlining a detailed proposal to restore stakeholder confidence in the Company and allow it to regain its position as a leading manufacturing company in Western New York. Later that month, BHW offered to resolve the potential proxy contest through a reasonable settlement which included Board continuity and the appointment of Michael Dolpp as interim CEO. This was dismissed without response. BHW’s offer would have preserved Board continuity, installed competent and experienced leadership, and proposed collaboration with remaining management. The Board refused to negotiate, instead ignoring the offer and escalating the proxy contest. Throughout February and March, 2025, BHW has sent several requests for Company records, to which it is entitled, which requests have been denied by Company counsel on technical grounds, delayed or ignored. BHW has still not received the requested records to date.

On April 11, 2025, the Company filed a preliminary proxy statement. This was the first time that the Company made Mr. Snyder aware of any issue related to the fact that Mr. Snyder indicated in his nominee questionnaire that BHW had pledged a portion of its owned shares of Common Stock as security for a consolidated mortgage loan, which the Company alleged to be in violation of the Company’s “pledging policy”. However, no such policy was ever disclosed to BHW or shareholders prior to this date and the Board appears to now be applying this policy retroactively to invalidate Mr. Snyder’s candidacy as a director. Mr. Snyder was not prohibited from pledging these shares as a beneficial owner of Common Stock, and to the extent necessary, he shall resolve this matter prior to taking his position as a director. The Company attempts to make an issue of a retroactive restriction that had not been disclosed to shareholders, was never identified to BHW for a period of over 2 years and does not reflect the fact that a significant portion of the shares owned by BHW are not subject to any pledge.

On April 16, 2025, counsel for BHW communicated with counsel for the Company in a final attempt to resolve this proxy contest but has not received a response from the Company or its counsel as of the date hereof.

On April 21, 2025, BHW filed this preliminary proxy statement with the SEC.

REASONS FOR THE SOLICITATION

BHW, as a major shareholder of SVT, has been compelled to engage in this context and present its proposals with urgency and purpose. The overarching goal is purely to address a critical situation that threatens the financial stability of the Company. For nearly three years, BHW has made extensive efforts to collaborate with the Board and its leadership. We have offered executive support, offered to make strategic industry connections, and offered to uncover untapped asset value—all in an effort to support the Company’s success. Unfortunately, these offers were repeatedly declined or ignored. As a result, the Company’s customers, shareholders and employees, have faced mounting frustration, along with a significant decline in shareholder value. It is our belief that the Board and CEO have failed to deliver the necessary outcomes to stabilize the business and create wealth for all stakeholders. Instead, they have disproportionately and shamefully enriched themselves, to the detriment of the Company’s long-term performance and future. This failure has placed the future of the Company in serious jeopardy and immediate action is needed to prevent further financial deterioration.

So now and with great urgency, we seek your support to reclaim the future of the Company for all stakeholders. As outlined in its Schedule 14A filing dated February 5, 2025, BHW has put forth an extensive business proposal (the “SAVE Proposal”) to accomplish these goals, with the following key objectives:

• Rapidly improve manufacturing capabilities.

• Regain customer confidence.

• Restore employee morale.

• Reverse the devasting decline in shareholder value

The Board’s own reported operational failures and unprecedented financial losses provide ample evidence that their perspective and leadership can no longer be relied upon. A crucial component of the SAVE Proposal is our proposed team of highly qualified director nominees. As outlined herein, these are the people who can be trusted to successfully execute this plan. They have the necessary skills, experience and expertise to do what is required and intended for each of the elements of the plan, focusing on better talent, an empowered team, and an aggressive timeline. Each of these individuals possess unique and complimentary attributes that will create long-term shareholder value for all SVT shareholders and are considered experts in the areas of change management, manufacturing efficiency and operational effectiveness.

The Company and the Board continue to have minimal and unproductive communication with its shareholder base. In our experience, the Company does not return phone calls or e-mails, fails to respond to requests and discloses only the bare minimum to its shareholders. The Company investor relations website lacks sufficient information. This lack of disclosure and engagement with shareholders makes it extremely difficult for shareholders to understand the context surrounding its poor financial results as well as the challenges and potential opportunities facing the Company. We know that if the BHW Nominees are elected, that the Board will be much more proactive and will make an earnest effort to prioritize proper communication with shareholders and properly market the stock to investors.

By implementing the strategic initiatives outlined in the SAVE Proposal, SVT can reverse its downward trajectory and achieve sustainable growth. The SAVE Proposal aims to restore stakeholder confidence and regain SVT’s position as a leading manufacturing company in Western New York. Shareholder support is essential to executing this transformation effectively, ensuring the Company’s long-term success and sustainability.

OUR FOUR NOMINEES HAVE THE EXPERIENCE, QUALIFICATIONS AND COMMITMENT NECESSARY TO FULLY EXPLORE AVAILABLE OPPORTUNITIES TO UNLOCK VALUE FOR SHAREHOLDERS.

PROPOSAL 1 – ELECTION OF DIRECTORS

There are currently five directors serving on the Board, all of whom have terms expiring at the Annual Meeting. According to the Company’s proxy statement, the Board has nominated five director nominees for election at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our four BHW Nominees, Paul L. Snyder III, Christine R. Marlow, Michael W. Dolpp and Charles C. Alfiero for terms ending at the 2026 Annual Meeting. Your vote to elect the BHW Nominees will have the legal effect of replacing four incumbent directors of the Company with the BHW Nominees

This Proxy Statement includes the notice information required to be provided to the Company pursuant to the Universal Proxy Rules, including Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This proxy statement includes the names of all nominees for whom we intend to solicit proxies. Further, we intend to solicit the holders of Common Stock representing at least 67% of the voting power of the Common Stock entitled to vote on the election of directors in support of director nominees other than the Company’s nominees.

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the BHW Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the BHW Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the BHW Nominees. All BHW Nominees are citizens of the United States of America. We also believe that of the Company nominees, Karen L. Howard (the “Unopposed Company Nominee”) is most qualified to serve as a director due to her extensive manufacturing experience and is truly the only independent director of the Company nominees.  Our support of Ms. Howard is proof of our good faith efforts to maintain some continuity and she will continue to contribute to the diversity of the Board, along with the BHW Nominees.

Paul L. Snyder, III, age 64—Mr. Snyder is a distinguished executive with a proven track record of successful investment, leadership and innovation in the manufacturing, transportation, healthcare, real estate and software/technology industries. Mr. Snyder’s career is marked by significant accomplishments and a dedication to driving growth and excellence. From 2012 through the present, Mr. Snyder has served as Chairman of Founders Software, Inc. (“Founders Holding Co.”) as well as holding the positions of CEO and Manager of BHW. Throughout his tenure, Mr. Snyder has spearheaded numerous successful ventures, resulting in substantial economic impact and job creation throughout the United States and Canada, managing the entire process from diligence to closing. Mr. Snyder is particularly committed to investing and growing companies in the Buffalo/Niagara Region. Mr. Snyder has over 30 years’ experience in financial management, including evaluating financial statements from both private and public companies. Mr. Snyder has directly hired and worked successfully within numerous industries. Mr. Snyder has recruited and trained several CFO, Controller, VP Finance candidates in multiple successful companies. Mr. Snyder has worked with several public accounting firms doing extensive audit and tax work. Mr. Snyder has a business degree with a concentration in accounting and finance. Mr. Snyder’s dedication extends to social enterprise and workforce development, for the benefit of economically disadvantaged sectors of the Western New York Community. Mr. Snyder has served on the boards of Buffalo Niagara Partnership, Buffalo Place, Buffalo/Niagara Convention and Visitors Bureau, Catholic Charities Baker-Victory Services, SUNY/University at Buffalo Finance Council, Medaille College, Aspen Institute/Henry Crown Fellowship Association & Care Cases, a not for profit serving foster children. The principal occupation of Mr. Snyder is serving as the Chairman of Founders Holding Co. and as the CEO of BHW.

We believe that Mr. Snyder’s extensive investment acumen, strategic leadership, financial management expertise, industry knowledge, and prior board experience would add significant value to the Board.

Christine R. Marlow, age 68— Ms. Marlow is an accomplished business strategist and defense industry executive.  She has extensive experience in program management, strategic decision analysis, and Six Sigma implementation. Her expertise in high-tech military manufacturing and consulting is well-established. Since 2005, Ms. Marlow has owned and operated J&C Consulting, LLC, which provides strategic executive management support for multi-million-dollar government projects. From 2009 to the present, Ms. Marlow has also owned and operated G4GRADS, LLC, a company that provides custom-specific, operational, and personalized gifts for members of law enforcement, military and government. The principal occupation of Ms. Marlow is owner and Manager of J & C Consulting, LLC, and owner and Manager of G4Grads, LLC. Ms.. Marlow 's educational background includes a B.S. degree in Industrial Engineering from Purdue University and an M.B.A in Business from the University of Dallas. Ms. Marlow is also an internationally certified ASQ Six Sigma Black Belt.

We believe that Ms. Marlow’s strategic business and decision analysis acumen, extensive project management expertise, and high-tech manufacturing and consulting experience will be of particular value to the Board.

Michael W. Dolpp, age 70— Mr. Dolpp is a seasoned executive with extensive national and international leadership experience in operations, sales, and distribution. Mr. Dolpp has proven his ability to drive revenue growth, optimize sales channels, and implement lean manufacturing strategies. Mr. Dolpp retired in 2020 from his role as Vice President and General Manager of Altra Industrial Motion, a division of Thomson Industries.  In 2022, Mr. Dolpp founded and has been the principal consultant of MWDolpp Consulting, LLC, a firm based in Western New York. With a career spanning over four decades, Mr. Dolpp has built a reputation for delivering strategic insights and operational solutions across various industries. Before establishing his consulting practice, Mr. Dolpp held senior leadership roles in several prominent companies. Mr. Dolpp’s tenure at Thomson Industries followed significant positions at Iimak and ITT Enidine, where he honed his expertise in sales, marketing, and strategic planning. Mr. Dolpp's educational background includes a B.A. in Education from the State University of New York College at Buffalo and an M.B.A. in Business Management from the Rochester Institute of Technology. The principal occupation of Mr. Dolpp is principal consultant of MWDolpp Consulting, LLC. Through MWDolpp Consulting, LLC, Dolpp continues to leverage his extensive experience to assist organizations in navigating complex business challenges and achieving sustainable growth.

We believe that Mr. Dolpp’s strategic leadership, lean manufacturing operational excellence, revenue generation, and ability to navigate complex business environments on a national and international level will make him a valuable asset to the Board.

Charles C. Alfiero, age 64— Mr. Alfiero has over 20 years’ experience in the management of portfolios in public and private entities. Since 2020, Mr. Alfiero has served as the Executive Director of Foundation 214, Inc., a private foundation which invests in a portfolio of companies and designed to give grants to charitable organizations.  Foundation 214 focuses on aiding children, the elderly and veterans in healthcare and education. Mr. Alfiero has also held the position of Managing Member of Alfiero Family LLC, a private wealth management company, since 2003. The principal occupation of Mr. Alfiero is Managing Member of Alfiero Family, LLC, and Executive Director of Foundation 214, Inc. Mr. Alfiero previously served in executive roles for several companies, including as CEO of biotech startup Stemgenix, LLC, and Director of Sales and Marketing for Electro-voice, Inc. Mr. Alfiero has a B.A.A. in Finance from St. Bonaventure University and an M.B.A. in Marketing and Finance from the University of Buffalo.

We believe that Mr. Alfiero’s financial expertise through his portfolio management experience, strategic leadership honed as a CEO, and sales and marketing will add significant value to the Board.

As of the date hereof, BHW beneficially owns directly 388,745 shares of Common Stock. Founders Holding Co., as a member of, and holder of approximately 92 percent of the issued and outstanding membership interest of BHW may be deemed to beneficially own the 388,745 shares of Common Stock owned directly by BHW. Paul L. Snyder III, as the indirect, majority shareholder and Chairman of the Board of Directors of Founders Holding Co., may be deemed to beneficially own the 388,745 shares of Common Stock owned directly by BHW. As of the date hereof, Kathleeen Ann Scheffer beneficially owns directly 2,173 shares of Common Stock. As of the date hereof, none of Christine R. Marlow, Michael W. Dolpp or Charles C. Alfiero beneficially owns any Common Stock

BHW believes that each BHW Nominee presently is, and if elected as a director of the Company, each of the BHW Nominees would qualify as, an “independent director” within the meaning of (i) applicable New York Stock Exchange (“NYSE”) listing standards applicable to board composition, including NYSE Listed Company Manual Section 303.A, and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, we acknowledge that no director of a NYSE listed company qualifies as “independent” under the NYSE listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, we acknowledge that if any BHW Nominee is elected, the determination of such BHW Nominee’s independence under the NYSE listing standards ultimately rests with the judgment and discretion of the Board. No BHW Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

Each of the BHW Nominees may be deemed to be a member of a “group” with the other participants named herein for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 390,918 shares of Common Stock beneficially owned in the aggregate by all of the participants. For information regarding transactions in securities of the Company during the past two years by the participants, please see Schedule I. Other than as stated herein, each participant disclaims beneficial ownership of the shares of Common Stock that he, she or it does not directly own.

Other than as stated herein, there are no arrangements or understandings between or among any of the Participants or any other person or persons pursuant to which the nomination of the BHW Nominees described herein is to be made, other than the consent of each of the BHW Nominees to be named as a nominee of BHW in any proxy statement relating to the Annual Meeting and serving as a director of the Company, if elected as such at the Annual Meeting. None of the BHW Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

The principal business address of Mr. Snyder is 450 Corporate Parkway, Amherst, New York 14226. The principal business address of Ms. Marlow is 3801 Nutwood Lane, Plano, Texas 75074. The principal business address of Mr. Dolpp is 8749 Hearthstone Drive, East Amherst, New York 14051. The principal business address of Mr. Alfiero is 52 South Union Road, #102, Williamsville, New York 14221.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no BHW Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no BHW Nominee directly or indirectly beneficially owns any securities of the Company; (iii) no BHW Nominee owns any securities of the Company which are owned of record but not beneficially; (iv) no BHW Nominee has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any BHW Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no BHW Nominee is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any BHW Nominee owns beneficially, directly or indirectly, any securities of the Company; (viii) no BHW Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no BHW Nominee or any of his associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no BHW Nominee or any of his associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no BHW Nominee has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no BHW Nominee holds any positions or offices with the Company; (xiii) no BHW Nominee has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the BHW Nominees has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which any BHW Nominee or any of their associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the BHW Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

We do not expect that any of the BHW Nominees will be unable to stand for election, but, in the event any BHW Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed WHITE universal proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any BHW Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and the shares of Common Stock represented by the enclosed WHITE universal proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under SVT’s organizational documents and applicable law, if the Company increases the size of the Board above its existing size. Additional nominations made pursuant to the preceding sentence are without prejudice to our position that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of the Company’s corporate machinery.

BHW and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Each of the BHW Nominees has consented to being named as a nominee for election as a director of the Company in any proxy statement relating to the Annual Meeting.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE BHW NOMINEES AND THE UNOPPOSED COMPANY NOMINEE AND VOTE “WITHOLD” ON THE REMAINING COMPANY NOMINEES ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD.

PROPOSAL 2 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, shareholders are being asked to approve, on an advisory, non-binding basis, the compensation of the Company’s Named Executive Officers, as disclosed in the Company’s proxy statement in accordance with SEC rules.

According to the Company’s proxy statement, this proposal, commonly known as a “Say-on-Pay” proposal, gives you, as a shareholder, the opportunity to express your views on the Company’s Named Executive Officers’ compensation. Your vote is not intended to address any specific item of the Company’s compensation program, but rather to address the Company’s overall approach to the compensation of its Named Executive Officers described in the Company’s proxy statement.

Accordingly, the Board is asking shareholders to vote on the following resolution at the Annual Meeting:

“RESOLVED, that the Company’s shareholders approve, on an advisory basis, the compensation paid to the Named Executive Officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission.”

As discussed in the Company’s proxy statement, this vote on the Named Executive Officer compensation is advisory, and therefore will not be binding on the Company and will not affect any existing compensation or award programs. However, the Board and the Compensation Committee expect to consider the outcome of the vote, along with other relevant factors, when considering future compensation programs.

The Company has refused to restructure the current compensation packages for the CEO, CFO, or Board despite unprecedented financial losses, repeated failures to meet budgeted financial results and an on-going cash crisis forcing the Company to rely on expensive debt financing for the continued operations of the business. The Company’s compensation plan has not been aligned with shareholder interest for some time now, and it is for this reason that BHW is asking you to vote “AGAINST” this proposal.

WE STRONGLY URGE YOU TO VOTE “AGAINST” WITH RESPECT TO THE ADVISORY VOTE ON EXECUTIVE COMPENSATION AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

PROPOSAL 3 – ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY SAY-ON-PAY VOTES

As discussed in further detail in the Company’s proxy statement, shareholders are being asked to approve, on an advisory, non-binding basis, on how frequently the advisory vote on executive compensation should be presented to shareholders, as required by SEC rules, as disclosed in the Company’s proxy statement in accordance with SEC rules.

Accordingly, the Board is asking shareholders to vote on the frequency of future advisory votes to approve the compensation of Named Executive Officers

As discussed in the Company’s proxy statement, this vote on the Frequency of Future Advisory Say-on-Pay Votes is advisory, and therefore will not be binding on the Company and will not affect any existing compensation or award programs. However, the Board and the Compensation Committee expect to consider the outcome of the vote, along with other relevant factors, when considering future compensation programs. Frequent feedback from shareholders aligns with BHW’s goal of trying to make the Company accountable for its compensation decisions. Annual frequency gives shareholders the right to vote every year and is beneficial for asserting shareholder views on compensation which is consistent with the SAVE Proposal put forth by BHW.

WE STRONGY URGE YOU TO VOTE “ONE YEAR” WITH RESPECT TO THE ADVISORY VOTE ON THE SAY-ON-PAY FREQUENCY PROPOSAL AND INTEND TO VOTE OUR SHARES “ONE YEAR” ON THIS PROPOSAL.

PROPOSAL 4 – ADVISORY VOTE ON THE RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, at the Annual Meeting, the shareholders will be asked to ratify the selection of Freed Maxick as the Company’s independent registered public accounting firm for 2025.

According to the Company’s proxy statement, pursuant to the Rules and Regulations of the SEC, the Audit Committee of the Board has the direct responsibility to appoint, retain, fix the compensation and oversee the work of the Company’s independent registered public accounting firm. Consequently, the Audit Committee will consider the results of the shareholder vote on ratification, but will exercise its judgment, consistent with its primary responsibility, on the appointment and retention of the Company’s independent auditors.

According to the Company’s proxy statement, the affirmative vote of a majority of the votes cast on the proposal, assuming a quorum is present at the Annual Meeting, is required to ratify the appointment of Freed Maxick as the Company’s independent public accounting firm for 2025.

WE URGE YOU TO VOTE “FOR” WITH RESPECT TO THE RATIFICATION OF THE SELECTION OF FREED MAXICK AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2025, AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL

VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. According to the Company’s proxy statement, each share of Common Stock has one vote on each proposal at the Annual Meeting.

Shares of Common Stock represented by properly executed WHITE universal proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted “FOR” the election of the BHW Nominees and the Unopposed Company Nominee and to “WITHOLD” for the other Company nominees, “AGAINST” the advisory approval of the compensation of the Company’s Named Executive Officers, “ONE YEAR” with respect to the advisory vote on annual say-on-pay frequency, and “FOR” the ratification of the appointment of Freed Maxick as the Company’s independent registered public accounting firm for the 2025 fiscal year and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

The Company has disclosed that five candidates can be elected to the Board at the Annual Meeting. We are soliciting proxies to elect not only the four BHW Nominees, but also the Unopposed Company Nominee. BHW and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to five nominees on BHW’s enclosed WHITE universal proxy card. Any shareholder who wishes to vote for any combination of the Company’s nominees and the BHW Nominees may do so on BHW’s WHITE universal proxy card. There is no need to use the Company’s blue proxy card or voting instruction form, regardless of how you wish to vote.

Shareholders are permitted to vote for less than five nominees or for any combination (up to five total) of the BHW Nominees and the Company’s nominees on the WHITE universal proxy card. However, if shareholders choose to vote for any of the Company’s nominees, we recommend that shareholders vote in favor of only the Company’s nominee who we believe is sufficiently qualified to serve as a director – the “Unopposed Company Nominee” – to help achieve a Board composition that we believe is in the best interest of all shareholders. We recommend that shareholders do not vote for any of the Company’s nominees other than the Unopposed Company Nominee. Among other potential consequences, voting for Company nominees other than the Unopposed Company Nominee may result in the failure of one or any of the BHW Nominees to be elected to the Board.

BHW therefore urges shareholders to use our WHITE universal proxy card to vote “FOR” the four BHW Nominees and “FOR” the one Unopposed Company Nominee.

OUR WHITE UNIVERSAL PROXY CARD WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE FOUR BHW NOMINEES AND THE UNOPPOSED COMPANY NOMINEE, AND “WITHHOLD” ON THE COMPANY NOMINEES OTHER THAN THE UNOPPOSED COMPANY NOMINEE. IMPORTANTLY, IF YOU MARK MORE THAN FIVE “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. ADDITIONALLY, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “AGAINST” WITH RESPECT TO THE ADVISORY VOTE ON EXECUTIVE COMPENSATION, “ONE YEAR” WITH RESPECT TO THE ADVISORY VOTE ON SOP FREQUENCY, AND “FOR” WITH RESPECT TO THE RATIFICATION OF THE SELECTION OF FREED MAXICK AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2025.

ATTENDING THE ANNUAL MEETING VIRTUALLY ON THE INTERNET

The Company has disclosed that the Annual Meeting will be held online via a live webcast at www.cesonlineservices.com/svt25_vm. You may only participate in the virtual meeting by registering in advance at www.cesonlineservices.com/svt25_vm prior to the deadline of 9:00 a.m. Eastern Daylight Time on June 2, 2025. Please have your voting instruction form, proxy card or other communication containing your control number available and follow the instructions to complete your registration request. Upon completing registration, participants will receive further instructions via email, including unique links that will allow them to access the Annual Meeting and will permit them to submit questions during the Annual Meeting.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting under the Bylaws and Delaware law. According to the Company’s proxy statement, the presence virtually or by properly executed proxy of the holders of a majority of the votes which may be cast at the Annual Meeting will constitute a quorum. According to the Company’s proxy statement, abstentions, withhold votes or broker non-votes will be counted towards a quorum at the Annual Meeting.

Abstentions and withhold votes are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). The Company and BHW are soliciting proxies in connection with the proposals to be voted on at the Annual Meeting, and we expect that brokers will receive proxy materials from both us and the Company, making it a contested solicitation. Accordingly under applicable rules, if your broker receives proxy materials from both us and the Company it will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a shareholder of record, you must deliver your vote by mail or attend the Annual Meeting virtually and vote in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. Given that BHW’s solicitation is a counter-solicitation, under applicable rules, if your broker receives proxy materials from both us and the Company it will not have discretionary authority to vote on any of the proposals at the Annual Meeting. Accordingly, unless you vote via the WHITE universal proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on the proposals.

However, under applicable rules, if you are a beneficial owner and your broker receives proxy materials only from the Company (such that it is not a contested solicitation), your broker will be entitled to vote such shares on routine matters, such as the ratification of the appointment of the Company’s independent registered public accounting firm, without your instruction. On the other hand, your broker will not be entitled to vote such shares on non-routine items such as the election of directors and the advisory approval of the compensation of the Company’s Named Executive Officers.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company’s proxy statement, a plurality of the votes cast at the Annual Meeting is required to elect directors. This means that the five director nominees who receive the most votes will be elected to the Board. A withhold vote will not count either for or against the nominee and will have no effect on the outcome of the election of directors. Broker discretionary voting is not permitted. Broker non-votes, if any, will have no effect on the outcome of this proposal. Votes may not be cumulated.

Executive Compensation Proposal – According to the Company’s proxy statement, the affirmative vote of a majority of votes cast is necessary for the approval of the advisory resolution to approve the compensation of the named executive officers. Abstentions and broker non-votes, if any, will have no effect on this proposal.

Advisory Vote Frequency Proposal - According to the Company’s proxy statement, the non-binding, advisory vote on the frequency of future advisory votes to approve the compensation of the named executive officers will be determined based on a plurality of votes cast. This means that the option that receives the most votes (every one year, every two years or every three years) will be approved on a non-binding, advisory basis. Abstentions and broker non-votes, if any, will have no effect on this proposal.

Ratification of the Selection of Accounting Firm ─ According to the Company’s proxy statement, the affirmative vote of a majority of votes cast is necessary for the ratification of the appointment of Freed Maxick CPAs, P.C. as the independent registered public accounting firm for the fiscal year ending December 31, 2025. Abstentions and broker non-votes, if any, will have no effect on this proposal.

Under applicable Delaware law, none of the holders of Common Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your WHITE universal proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with BHW’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE universal proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by BHW. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements. Solicitations may also be made by certain of the respective directors, officers, members and employees of BHW (as applicable), none of whom will, except as described elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The BHW Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as nominees.

BHW has entered into an agreement with Alliance Advisors for solicitation and advisory services in connection with this solicitation, for which Alliance Advisors will receive a fee not to exceed $[●], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Alliance Advisors will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. BHW has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. BHW will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Alliance Advisors will employ approximately 25 persons to solicit shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by BHW. Costs of this solicitation of proxies are currently estimated to be approximately $[●] (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). BHW estimates that through the date hereof its expenses in connection with this solicitation are approximately $[●]. To the extent legally permissible, if BHW is successful in its proxy solicitation, BHW intends to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. BHW does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Participants in the solicitation are anticipated to be BHW, Founders Holding Co., Kathleen Ann Scheffer and the BHW Nominees.

The principal business of BHW is the ownership and leasing of real property and the management of other assets. The principal business of Founders Holding Co. is strategic investment and asset management across diverse industries.as well as its operation as a software development company, which further information can be found at https://foundersholdingcompany.com/. The principal occupation of Mr. Snyder is serving as the Chairman of Founders Holding Co. and as the Chief Executive Officer of BHW. The principal occupation of Ms. Scheffer is a legal secretary. The principal occupation of Ms. Marlow is Owner and Manager of J & C Consulting, LLC, a company providing executive support and consulting services to companies with annual revenues of approximately $50M and owner and Manager of G4Grads, LLC a company that sells custom engraved handguns to law enforcement and military personnel. The principal occupation of Mr. Dolpp is principal consultant of MWDolpp Consulting, LLC.. The principal occupation of Mr. Alfiero is Managing Member of Alfiero Family, LLC, a limited liability company primarily engaged in the management of a portfolio of public and private entities and Executive Director of Foundation 214, Inc., a private foundation which is invested in a portfolio of companies and designed to make grants to charitable organizations providing assistance to children, the elderly and veterans in healthcare and education.

The address of the principal office of each of BHW, Founders Holding Co. and Mr. Snyder is 450 Corporate Parkway, Amherst, New York 14226. The principal business address of Ms. Scheffer is 960 Porterville Road, East Aurora, New York 14052. The principal business address of Ms. Marlow is 3801 Nutwood Lane, Plano, Texas 75074. The principal business address of Mr. Dolpp is 8749 Hearthstone Drive, East Amherst, New York 14051. The principal business address of Mr. Alfiero is 52 South Union Road, #102, Williamsville, New York 14221.

BHW is a New York limited liability company. Founders Holding Co. is a Nevada corporation. Mr. Snyder, Ms. Scheffer, Ms. Marlow, Mr. Dolpp, and Mr. Alfiero are citizens of the United States of America.

As of the date hereof, BHW beneficially owns directly 388,745 shares of Common Stock. Founders Holding Co., as a member of, and holder of approximately 92 percent of the issued and outstanding membership interest of BHW may be deemed to beneficially own the 388,745 shares of Common Stock owned directly by BHW. Paul L. Snyder III, as the indirect, majority shareholder and Chairman of the Board of Directors of Founders Holding Co., may be deemed to beneficially own the 388,745 shares of Common Stock owned directly by BHW. As of the date hereof, Kathleeen Ann Scheffer beneficially owns directly 2,173 shares of Common Stock. As of the date hereof, none of Christine R. Marlow, Michael W. Dolpp or Charles C. Alfiero beneficially owns any Common Stock.

Each of the Participants may be deemed to be a member of a “group” with the other participants named herein for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 390,918 shares of Common Stock beneficially owned in the aggregate by all of the Participants. For information regarding transactions in securities of the Company during the past two years by the Participants, please see Schedule I. Other than as stated herein, each participant disclaims beneficial ownership of the shares of Common Stock that he, she or it does not directly own.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Company; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as disclosed herein, with respect to each of the BHW Nominees, (a) none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act (“Regulation S-K”) occurred during the past 10 years, (b) there are no relationships involving any BHW Nominee or any of the BHW Nominees’ associates that would have required disclosure under Item 407(e)(4) of Regulation S- K had such BHW Nominee been a director of the Company, and (c) none of the BHW Nominees nor any of their associates has received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Company during the Company’s last completed fiscal year, or was subject to any other compensation arrangement described in Item 402 of Regulation S-K.

OTHER MATTERS AND ADDITIONAL INFORMATION

We are unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which we are not aware of at a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE universal proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, The Overlook Corporate Center located at, 150 Clove Rd #400, Little Falls Township, NJ 07424,the address set forth on the back cover of this Proxy Statement, or call toll free at [●]. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to our knowledge.

This Proxy Statement is dated [●], 2025. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to shareholders shall not create any implication to the contrary.

SHAREHOLDER PROPOSALS AND NOMINATIONS FOR THE 2026 ANNUAL MEETING

According to the Company’s proxy statement, in accordance with the rules established by the SEC, any shareholder proposal submitted pursuant to Rule 14a-8 under the Exchange Act intend for inclusion in the Company’s proxy statement for next year’s annual meeting of shareholders must be received by the Company not later than December 25, 2025, assuming the meeting is held within 30 days of the calendar date of the Annual Meeting. The proposal must comply fully with the requirements of Rule 14a-8. Any Company shareholder who wishes to submit a proposal to be included in the Company’s proxy materials for the 2026 Annual Meeting must submit such proposal to the Company at its office at 1110 Maple Street, P.O. Box 300, Elma, New York 14059, Attention: Secretary, no later than December 25, 2025 , in order to be considered for inclusion, if appropriate, in the Company’s proxy statement and form of proxy relating to the 2026 Annual Meeting.

In accordance with the Bylaws, any shareholder proposal to be considered at next year’s annual meeting but not for inclusion in the proxy statement must be delivered to the Company’s Corporate Secretary no later than February 3, 2026, assuming the meeting is held within 30 days of the calendar date of the Annual Meeting. The notice must comply fully with the requirements of the Bylaws. Under the Bylaws, a shareholder of record may nominate a person for election as a director at next year’s annual meeting if the shareholder has delivered timely notice to the Corporate Secretary. To be timely, a shareholder’s notice must be delivered to the Corporate Secretary not later than February 3, 2026. In addition to satisfying the foregoing requirements, to comply with the SEC’s universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Board’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 14, 2026. All such notices, proposals and nominations should be directed to the attention of the Corporate Secretary at Servotronics, Inc., 1110 Maple Street, P.O. Box 300, Elma, New York 14059.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2026 Annual Meeting is based on information contained in the Company’s proxy statement and the Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission that such procedures are legal, valid or binding.

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. SHAREHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT FOR THE FOREGOING INFORMATION, INCLUDING INFORMATION REQUIRED BY ITEM 7 OF SCHEDULE 14A WITH REGARD TO THE COMPANY’S NOMINEES. SHAREHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

Your vote is important. No matter how many or how few shares of Common Stock you own, please vote to elect the BHW Nominees by marking, signing, dating and mailing the enclosed WHITE universal proxy card promptly.

BEAVER HOLLOW WELLNESS, LLC

[●], 2025

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Purchased / Sold	Date of Purchase/Sale
	Beaver Hollow Wellness, LLC
Sale of Common Stock	12,362	3/22/2024
Sale of Common Stock	11,638	3/25/2024
Sale of Common Stock	1,250	3/26/2024
Sale of Common Stock	600	4/5/2024
Sale of Common Stock	7,500	4/8/2024
Sale of Common Stock	1,950	4/15/2024
Sale of Common Stock	472	8/8/2024
Sale of Common Stock	530	8/9/2024
Sale of Common Stock	598	8/9/2024
Sale of Common Stock	23,800	8/26/2024
Sale of Common Stock	117	8/26/2024
Sale of Common Stock	4,483	8/26/2024
Sale of Common Stock	9	9/3/2024
Sale of Common Stock	2,504	9/4/2024
Sale of Common Stock	223	9/4/2024
Sale of Common Stock	1,127	9/5/2024
Sale of Common Stock	105	9/19/2024
Sale of Common Stock	3,894	9/20/2024

SCHEDULE II

The following tables are reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on April 24, 2025.

OWNERSHIP OF COMPANY STOCK

Security Ownership of Certain Beneficial Owners

To the best of our knowledge, no person or group (as those terms are used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) beneficially owned, as of April 11, 2025, more than five percent of the shares of Common Stock outstanding, except as set forth in the following table.

Name and Address of Benefical Owner	Amount of Common Stock Benefically Owned		Percent of Common Stock (1)
Servotronics, Inc. Employee Stock Ownership Trust 1110 Maple Street Elma, NY 14059	255,554	(2)	10.0%
Beaver Hollow Wellness, LLC 401 East Amherst Street Buffalo, NY 14215	388,745	(3)	15.2%
Brent D. Baird 1111 Elmwood Ave., Unit #306 Buffalo, NY 14222	278,464		10.9%
Wax Asset Management, LLC Evan H. Wax 44 Cherry Lane Madison, CT 06443	185,854	(4)	7.3%
Star Equity Fund, L.P. 53 Forest Avenue, Suite 101 Old Greenwich, CT 06870	152,152	(5)	6.0%

(1) The percentages are based upon 2,556,502 shares of Common Stock outstanding as of April 11, 2025.

(2) The Trustees of the Servotronics, Inc. Employee Stock Ownership Trust (the “ESOT”) directs the voting of unallocated shares. The participants in the related plan have the right to direct the voting of shares which have been allocated to their respective accounts; if a participant does not direct the vote, the Trustee may direct the vote of that participant’s shares. As of April 11, 2025, approximately 239,988 shares are allocated to the accounts of participants and approximately 15,566 shares remain unallocated.

(3) According to a Schedule 13D filed by Beaver Hollow Wellness, LLC (“BHW”), Founders Software, Inc., Paul L, Snyder III, Kathleen Ann Scheffer, Para Bellum Consulting, Inc., Charles C. Alfiero, Christine R. Marlow and Michael W. Dolpp with the SEC on January 16, 2025, BHW is the beneficial owner of 388,745 shares of Common Stock. Founders Software is a member of, and holder of 92% of the issued and outstanding membership interest of, BHW. Mr. Snyder serves as Chief Executive Officer of BHW and the indirect, majority shareholder and Chairman of the Board of Directors of Founders Software. Para Bellum Consulting is a member of BHW and holds the other 8% of the issued and outstanding membership interests of BHW.

(4) According to an amended Schedule 13D filed by Wax Asset Management, LLC and Evan H. Wax with the SEC on November 22, 2022, 179,389 of these shares of Common Stock are owned by investment advisory clients of Wax Asset Management, LLC, which is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to its discretionary power to make investment decisions over such shares for its clients. Investment advisory contracts also grant the Adviser voting power over the securities held in client accounts.

(5) According to an amended Schedule 13D filed with the SEC on March 25, 2025 by Star Equity Fund, LP, Star Equity Holdings, Inc., Star Equity Fund GP, LLC, Star Investment Management, LLC, Star Value, LLC and Jeffrey E. Eberwein (collectively, the “Star Equity Group”), the Star Equity Group is the beneficial owner of 152,152 shares of Common Stock. Each reporting person in the Star Equity Group disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Security Ownership of Management and Directors

The following table sets forth certain information available to the Company with respect to shares of Common Stock owned by each director, each nominee for director, each executive officer and all directors, nominees and executive officers as a group, as of April 11 2025:

Name of Beneficial Owner	Amount of Common Stock Beneficially Owned		Percent of Common Stock (1)
Brent D. Baird	278,464		10.9%
William F. Farrell, Jr.	24,429	(2)	*
Robert A. Fraass	5,740	(3)	*
Karen L. Howard	6,465		*
Christopher M. Marks	15,500		*
James C. Takacs	35,352	(4)	1.4%
Evan H. Wax	185,854	(5)	7.3%
Servotronics, Inc. Employee Stock Ownership Trust	255,544	(6)	10.0%
All directors, nominees and executive officers as a group	785,137		30.7%

* Less than 1.0%

(1) The percentages are based upon 2,556,502 shares of Common Stock outstanding as of April 11, 2025.

(2) Includes 604 shares allocated to Mr. Farrell’s account under the ESOT.

(3) Includes 131 shares allocated to Mr. Fraass’ account under the ESOT.

(4) Includes 21,486 shares allocated to Mr. Takacs’ account under the ESOT.

(5) Includes 179,389 shares owned by investment advisory clients of Wax Asset Management, LLC, which is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to its discretionary power to make investment decisions over such shares for its clients. Mr. Wax is the President of Wax Asset Management, LLC.

(6) Messrs. Farrell and Fraass are trustees of the ESOT and could be deemed to have shared investment and/or voting power over those shares. The ESOT holds an aggregate of 255,554 shares of Common Stock, including 604 shares credited to the ESOT account of Mr. Farrell, 131 shares credited to the ESOT account of Mr. Fraass and 21,486 shares credited to the ESOT account of Mr. Takacs, previously reported in this table.

PRELIMINARY COPY SUBJECT TO COMPLETION - DATED APRIL 25, 2025

WHITE UNIVERSAL PROXY CARD

Beaver Hollow Wellness, LLC ("BHW") recommends a vote "FOR" the four (4) BHW nominees Paul L. Snyder III, Christine R. Marlow, Michael W. Dolpp and Charles C. Alfiero and "FOR" the one (1) unopposed Company nominee, Karen L. Howard, and "WITHOLD" on the remaining four (4) Company nominees, Brett D. Baird, William F. Farrell, Jr., Christopher M. Marks and Evan H. Wax, listed in Proposal 1, "AGAINST" Proposal 2, "1-YEAR" for Proposal 3, and "FOR" Proposal 4. If you sign and return your proxy card and do not specify how you want your shares to be voted, they will be voted "FOR" the four (4) BHW nominees Paul L. Snyder III, Christine R. Marlow, Michael W. Dolpp and Charles C. Alfiero and "FOR" the one (1) unopposed Company nominee, Karen L. Howard, and "WITHOLD" on the remaining four (4) Company nominees, Brett D. Baird, William F. Farrell, Jr., Christopher M. Marks and Evan H. Wax,, "AGAINST" Proposal 2, "1-YEAR" for Proposal 3, and "FOR" Proposal 4.

1. Election of Directors

   Election of five (5) directors for a term to expire at the Annual Meeting of Shareholders in 2026, as set forth in the Proxy Statement. Vote **"FOR"** up to five (5) nominees in total. You are permitted to vote **"FOR"** fewer than five (5) nominees. If you vote **"FOR"** fewer than five (5) nominees, your shares will be voted **"FOR"** those nominees you have so marked. If you vote **"FOR"** more than five (5) nominees, all of your votes on Proposal 1 will be invalid and will not be counted.

   DO NOT VOTE "FOR" MORE THAN FIVE (5) NOMINEES

BHW Nominees:

BHW recommends that you vote "FOR" on the following four (4) BHW Nominees:

	FOR	WITHHOLD
(1A) Charles C. Alfiero	☐	☐
(1B) Michael W. Dolpp	☐	☐
(1C) Christine R. Marlow	☐	☐
(1D) Paul L. Snyder III	☐	☐

Company Nominee Unopposed by BHW:

BHW recommends that you vote "FOR" on the following Company Nominee:

	FOR	WITHHOLD
(1E) Karen L. Howard	☐	☐

Company Nominees Opposed by BHW:

BHW recommends that you vote "WITHOLD" on the following four (4) Company Nominees:

	FOR	WITHHOLD
(1F) Brent D. Baird	☐	☐
(1G) William F. Farrell, Jr.	☐	☐
(1H) Christopher M. Marks	☐	☐
(1I) Evan H. Wax	☐	☐

2. Non-binding advisory vote on the compensation of Servotronics, Inc.'s Named Executive Officers for 2024.

   ☐ **FOR** ☐ **AGAINST** ☐ **ABSTAIN**

3. Non-binding advisory vote regarding the frequency of stockholder advisory votes on the compensation of Named Executive Officers.

   ☐ **1-YEAR** ☐ **2-YEARS** ☐ **3-YEARS** ☐ **ABSTAIN**

   ☐ **FOR** ☐ **AGAINST** ☐ **ABSTAIN**

Continued and to be signed on the reverse side

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 25, 2025

WHITE UNIVERSAL PROXY CARD

SERVOTRONICS, INC.

THIS PROXY IS SOLICITED ON BEHALF OF BEAVER HOLLOW WELLNESS, LLC AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF SERVOTRONICS, INC. IS NOT SOLICITING THIS PROXY

PROXY

The undersigned hereby appoints Paul Snyder III and [•] or either of them, with full powers of substitution in each, to act as proxy for the undersigned and to vote all shares of common stock of Servotronics, Inc, ("Servotronics" or the "Company') that the undersigned is entitled to vote only at the Annual Meeting Of Shareholders to be held on June 3, 2025 at 9:00 a.m. local time, which will be conducted via live webcast to be held virtually at www.cesonlineservices.com/svt25_vm and any adjournment or thereof (the "Annual Meeting") upon those matters as described in the Proxy Statement for the Annual Meeting, with all the powers the undersigned would possess if personally present at such meeting.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Beaver Hollow Wellness, LLC (together with the other participants in its solicitation, "BHW") a reasonable time before this solicitation.

This proxy will be voted as directed, but if no instructions are specified, this proxy, when properly signed and dated, they will be voted "FOR" the four (4) BHW nominees Paul L. Snyder III, Christine R. Marlow, Michael W. Dolpp and Charles C. Alfiero and "FOR" the one (1) unopposed Company nominee, Karen L. Howard, and "WITHOLD" on the remaining four (4) Company nominees, Brent D. Baird, William F. Farrell, Jr., Christopher M. Marks and Evan H. Wax, listed in Proposal 1, "AGAINST" Proposal 2, "1-YEAR" for Proposal 3, and "FOR" Proposal 4.

This Proxy Statement and our WHITE proxy card are available at no charge on the SEC's website, which is www.sec.gov.

IMPORTANT: PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD PROMPTLY!
CONTINUED AND TO BE SIGNED AND DATED ON THE REVERSE SIDE.

____
Signature

____
Date

____
Title or Authority

____
Signature if Held Jointly

NOTE: Please sign exactly as name(s) appear(s) hereon. When signing as attorney, executor, administrator or other fiduciary, please give full titles as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

(Continued and to be marked on the other side)